Exhibit 99.2

         [CIBC Mellon Letterhead]

September 25, 2003

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	The Toronto Stock Exchange
Ontario Securities Commission	British Columbia Securities Commission
Commission des valeurs Mobilieres du Quebec

Dear Sirs:

RE:    ABER DIAMOND CORPORATION

The following were sent by prepaid mail to those shareholders who requested material of the above-mentioned Company on September 25, 2003:

    ☒  Interim Report for the Six Months Ended July 31, 2003

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
 CIBC MELLON TRUST COMPANY

(Signed) Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578